Oncolin Therapeutics, Inc.
6750 West Loop South, Suite 790
Bellaire, Texas 77401

October 20, 2008

VIA EDGAR & FACSIMILE

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re: Request for Withdrawal of Registration Statement on Form S-1 (File No. 333-149438)

Ladies and Gentlemen:

On February 28, 2008, Oncolin Therapeutics, Inc., a Nevada corporation (the “Company”), filed a Registration Statement on Form S-1 (File No. 333-149438) (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act, the Company respectfully requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter. The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is in the best interests of the Company’s stockholders and consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. The Company, however, respectfully requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

If you have any questions regarding this request, please contact the Company’s legal counsel, Thomas C. Pritchard of Brewer & Pritchard, P.C., at (713) 209-2950.

Very truly yours,

/S/ Steven M. Plumb, CPA

Steven M. Plumb, CPA
Chief Financial Officer
Oncolin Therapeutics, Inc.